Exhibit 99.6

TELUS CORPORATION
DIRECTORS DEFERRED SHARE UNIT PLAN

as amended and restated as of May 7, 2020

Article 1
PURPOSE OF PLAN AND AMENDMENT AND RESTATEMENT

1.1	The purpose of the Plan is to assist non-employee directors of the Company and its Subsidiaries to participate in the growth and development of the Company and its Subsidiaries by providing such persons with the opportunity, to share in the total shareholder return of the Company and align shareholders’ and directors’ interests.

1.2	The Plan was amended and restated as of November 5, 2019 and is further amended and restated as of May 7, 2020. with effect for DSUs held by Non-Employee Directors serving on the Board at any time following the annual meeting of shareholders of the Company held on May 7, 2020 which were outstanding on such date as well as DSUs granted after such date.

Article 2
DEFINED TERMS

Where used herein, the following terms shall have the following meanings, respectively:

2.1	“Annual Notice” shall have the meaning set forth in Section 4.1;

2.2	“Annual Cash Retainer” means the portion of the Total Retainer payable in cash;

2.3	“Annual Retainer Earned” shall have the meaning set forth in Section 4.6;

2.4	“Blackout Period” means an interval of time during which a person is prohibited from exercising or trading in Common Shares, by virtue of the Company’s insider trading policy as amended from time to time;

2.5	“Average Cost” means the total cost of the acquisition of Common Shares on the Stock Exchange, divided by the number of Common Shares acquired;

2.6	“Board” means the board of directors of the Company;

2.7	“Business Day” means any day, other than a Saturday or a Sunday, on which the Stock Exchange is open for trading;

2.8	“Committee” means the Corporate Governance Committee of the Board or such other committee of the Board to which the Board may delegate some or all of their powers hereunder;

2.9	“Common Shares” mean the Common Shares without par value in the capital of the Company or, in the event of any adjustment as provided in Article 5 hereof, such shares or securities as a person shall be entitled to or provided with herein;

2.10	“Company” means TELUS Corporation, and includes any successor corporation thereto;

2.11	“Deferred Share Unit” or “DSU” means a unit credited by means of a bookkeeping entry in an account maintained for the Non-Employee Director in accordance with the terms of the Plan;

2.12	“Director” means a member of the Board;

2.13	“Election” shall have the meaning as set forth in Section 4.9(a);

2.14	“Insider” has the meaning attributed thereto in the Toronto Stock Exchange Company Manual in respect of the rules governing security based compensation arrangements;

2.15	“Market Price” means the volume weighted average price per Common Share at which the Common Shares trade on the Stock Exchange (or if such Common Shares are not then listed and posted for trading on the Stock Exchange, on such stock exchange on which such Common Shares are listed and posted for trading as may be selected for such purpose by the Committee) on the last Business Day preceding the date on which the Market Price is calculated thereon;

2.16	“Meeting Fees” mean the dollar amount, as may be approved from time to time by the Board and paid to each Non-Employee Director for attending additional Board meetings or committee meetings in any calendar year, with the number of additional meetings which qualify for additional Meeting Fees to be determined by the Board from time to time;

2.17	“Non-Employee Director” means a Director who is not a full or part time employee of the Company or any of its affiliates;

2.18	“Ownership Target” means an amount determined by the Board on recommendation of the Committee from time to time, as calculated at the Market Price in Common Shares and Deferred Share Units to be owned by a Non-Employee Director;

2.19	“Plan” means the TELUS Directors Deferred Share Unit Plan, as embodied herein, as the same may be amended, restated or varied from time to time.

2.20	“Plan Administrator” means the administrator of the Plan as established pursuant to Section 7.1 hereof;

2.21	“Purchasing Agent” shall mean Computershare Trust Company of Canada or any other party appointed as the transfer agent and registrar of the Company from time to time and any successor thereof;

2.22	“Redemption Period” shall have the meaning as set forth in Section 4.9(a);

2.23	“Revocation” shall have the meaning as set forth in Section 4.9(b);

2.24	“Share Purchase Election” shall have the meaning specified in Section 4.2 hereof;

2.25	“Stock Exchange” means the Toronto Stock Exchange;

2.26	“Subsidiary” means any corporation that is a subsidiary of the Company (as such term is defined in the Business Corporations Act (British Columbia), as such provision is from time to time amended, varied or reenacted) and includes any partnership or joint venture which is, directly or indirectly, controlled by the Company;

2.27	“Total Retainer” means the aggregate annual dollar amount, fixed from time to time by the Board, payable to each Non-Employee Director in 40% cash and 60% DSUs as a retainer for services as a director, committee member, or committee chair or payable to the Chair of the Board for services,

2.28	“Termination Date” means the day on which a Non-Employee Director ceases to be a Director of the Company or a director of a Subsidiary and, for purposes of Section 4.9, at that time is not an employee of the Company or of a Subsidiary; and

2.29	“Valuation Date” shall have the meaning as set forth in Section 4.9(a).

Article 3
AUTHORITY

3.1	Within the limitations set forth in the Plan and subject as hereinafter provided, the Board is authorized to credit Non-Employee Directors with Deferred Share Units, all on such terms as hereinafter determined and provided herein.

3.2	The Committee has been delegated the power by the Board, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan with respect to Deferred Share Units credited to Non-Employee Directors pursuant hereto;

(a)	to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan;

(b)	to interpret and construe the Plan and to determine all policy questions arising out of the Plan and any Deferred Share Units credited pursuant to the Plan, and any such interpretation, construction or termination made by the Committee shall be final, binding and conclusive on the Company and the Non-Employee Directors for all purposes;

(c)	to recommend to the Board for its approval, the Ownership Target from time to time;

(d)	to prescribe the form of the instruments relating to the credit, exercise and other terms of any Deferred Share Unit (if required) and any Annual Notice; and

(e)	to determine such other matters as are provided for herein and not specifically requiring the approval of the Board with respect to matters contained in Article 4 hereof.

3.3	The number of Common Shares which may be issued under the Plan pursuant to the settlement of DSUs is: up to 3,400,000 Common Shares.

(a)	All Common Shares reserved for issuance hereunder with respect to which a maximum is established are subject to adjustment pursuant to the provisions of Section 5.1.

(b)	To the extent permitted by any stock exchange on which the Common Shares are listed, any DSUs that terminate for any reason prior to vesting, are cancelled, or are settled in cash instead of in Common Shares, the Common Shares subject to such DSUs shall be added back to the number of Common Shares reserved for issuance under the Plan and such Common Shares will again become available for DSU grants under the Plan. No fractional Common Shares may be issued pursuant to an award of DSUs granted under the Plan.

3.4	The total number of Common Shares issuable to Insiders under the Plan, together with Common Shares issuable to Insiders under all other security based compensation arrangements (as defined by the Toronto Stock Exchange), shall not exceed 10% of the issued and outstanding Common Shares and the total number of Common Shares issued to Insiders in any one year period, under the Plan, together with all other security based compensation arrangements, shall not exceed 10% of the issued and outstanding Common Shares.

Article 4
DIRECTORS COMPENSATION ARRANGEMENTS

4.1	A Non-Employee Director shall annually give an annual notice (the “Annual Notice”) to the Corporate Secretary electing that, subject as hereafter provided, the Annual Cash Retainer and Meeting Fees, if any, be (i) paid to him or her in cash, (ii) applied to the acquisition of Common Shares, (iii) applied to the credit to him or her of Deferred Share Units, or (iv) be dealt with by any combination of the foregoing, all as specified in the Annual Notice, such Annual Notice to be received by the Corporate Secretary, on or before December 31 of any year with respect to the following year, provided that with respect to any new Non-Employee Director, such Annual Notice shall be given within 60 days of such Non-Employee Director becoming a Director.

4.2	Pursuant to the Annual Notice and at the times as required hereunder, the Company shall cause the Purchasing Agent to acquire on behalf of all Non-Employee Directors who have elected to acquire Common Shares, Common Shares in the market as hereinafter set forth, for the account of such Non-Employee Director. The number of Common Shares to be purchased for each applicable Non- Employee Director shall be determined by applying the portion of the Annual Cash Retainer and Meeting Fees, if any, earned for a specific quarter and specified to be applied to the acquisition of Common Shares in the Annual Notice less any required withholding taxes thereon (the “Share Purchase Election”) to the purchase of Shares. Any Common Shares required will be purchased quarterly by the Purchasing Agent on behalf of the Non-Employee Directors who have so elected, in arrears, on the 15th day of the months of January, April, July and October on the Stock Exchange (or if such day is not a Business Day, then on the next Business Day). In the event Common Shares are not available for purchase on behalf of non-Canadian Non-Employee Directors due to the foreign ownership levels of the Company at the time, no Common Shares will be purchased for non-Canadian Non-Employee Directors pursuant to the Share Purchase Election until Common Shares can be purchased as a result of a change in the foreign ownership levels of the Common Shares. The costs of the Purchasing Agent will be borne by the Company. All Common Shares so purchased are to be registered in the name of the Non-Employee Director and shall be eligible for dividend reinvestment under the Company’s Dividend Reinvestment and Share Purchase Plan. The cost to each Non-Employee Director for Common Shares purchased hereunder will be the Average Cost by the Purchasing Agent for the purchase of all Common Shares on the applicable date on which Common Shares are purchased, for all Non-Employee Directors making the Share Purchase Election.

4.3

(a)	Pursuant to the Annual Notice, the Company shall cause the Plan Administrator to credit to a Deferred Share Unit account for each Non-Employee Director, the number of Deferred Share Units (including fractions computed to four decimal places) determined by dividing the portion of the Annual Cash Retainer and Meeting Fees, if any, earned for a specific quarter and specified to be applied to the acquisition of Deferred Share Units in the Annual Notice by the Market Price, on the last day of each quarter, being March 31, June 30, September 30 and December 31.

(b)	Annually on such date as determined by the Board, the Non-Employee Directors will be credited such number of Deferred Share Units as have been determined by the Board to form part of the Directors’ compensation, which Deferred Share Units will be credited by the Plan Administrator to the account for each Non-Employee Director. The Deferred Share Units credited hereunder will be credited at the Market Price on the date specified by the Board.

4.4	Notwithstanding the foregoing, a Non-Employee Director shall not be entitled to receive 50% of the Annual Cash Retainer in cash unless the Ownership Target is met. If the Ownership Target is not met, the Non-Employee Director must elect to receive payment of such 50% portion of the Annual Cash Retainer in the form of Common Shares or Deferred Share Units. The Ownership Target shall be met within five (5) years of joining the Board. Ownership towards the Ownership Target shall be determined annually as of the end of each fiscal year.

4.5	A Non-Employee Director who is not subject to the American Jobs Creation Act Of 2004 of the United States of America, who has elected to have all or part of the Annual Cash Retainer and Meeting Fees, if any, paid to him or her in cash or applied to the purchase of Common Shares pursuant to an Annual Notice may in respect of that portion to be paid in cash or applied to the purchase of Common Shares amend the instructions given in the Annual Notice by delivery of a written notice to the Corporate Secretary on or before three weeks prior to any quarterly payment of the Annual Cash Retainer or Meeting Fees, if any, provided that if such written notice is delivered at a time when a Blackout Period is in effect, such amended instructions will not be effective until after the expiry of the Blackout Period. For greater certainty, such Non-Employee Director is not entitled under this Section 4.5 to amend the instructions given in the Annual Notice in respect of the portion of the Annual Cash Retainer and Meeting Fees, if any, that he or she elected to have applied to the issue of Deferred Share Units. Any Non-Employee Director who is subject to the American Jobs Creation Act Of 2004 of the United States of America, may only give a revocation notice on or before December 31 of any year with respect to the Annual Cash Retainer and Meeting Fees, if any, for the next following year.

4.6	If a Non-Employee Director shall cease to be a Director or a director of a Subsidiary during any calendar quarter, the amount of the Annual Cash Retainer for that quarter to the Termination Date of that Non-Employee Director, shall be prorated based on the number of days during that quarter that the Non-Employee Director was a Director or a director of a Subsidiary and the total number of days for that quarter, to determine the Annual Cash Retainer earned (the “Annual Retainer Earned”) and that Annual Retainer Earned and any Meeting Fees, if any, earned during that quarter (less any required withholding taxes), shall be paid in cash to that Non-Employee Director within 30 days of the date of such Termination Date.

4.7	Each Non-Employee Director’s Deferred Share Unit account shall be credited with dividend equivalents on the dividend payment date for Common Shares and such dividend equivalents shall be converted into additional Deferred Share Units (including fractions) by multiplying the amount of the dividend paid in cash (excluding stock dividends) by the number of Deferred Share Units (including fractions) held in the account on the record date for the dividend and dividing that product by the Market Price on that dividend payment date.

4.8	A Deferred Share Unit shall entitle the Non-Employee Director to receive an amount equal to the Market Price on the applicable Valuation Date multiplied by the number of Deferred Share Units (including fractions computed to four decimal places) credited in the account of the Non-Employee Director on the Termination Date, in whole in accordance with Section 4.9 hereof.

4.9

(a)	A Non-Employee Director or the Non-Employee Director’s legal representative shall be entitled to redeem his or her Deferred Share Units at any time during the period that begins on the day following the Non-Employee Director’s Termination Date and ends on November 30 of the calendar year following the calendar year during which the Termination Date occurred (the “Redemption Period”). Any or all of the Deferred Share Units in the Non-Employee Director’s account may be so redeemed by filing an election (or elections, in the case of multiple redemptions) with the Company as described below (each, an “Election”) specifying the date of valuation for redemption (the “Valuation Date”) and the number of Deferred Share Units (including fractions) to be redeemed, provided that the Valuation Date cannot be earlier than the fifth Business Day after the date the Election is filed or later than the fifth Business Day prior to the last day of the Redemption Period and each Election must be filed within the Redemption Period. A Non- Employee Director that has not filed an Election in respect of the Deferred Share Units remaining in his or her account by the fifth Business Day prior to last day of the Redemption Period will be deemed to have filed an Election in respect of any Deferred Share Units (including fractions) remaining in his or her account with a Valuation Date that is the last day of the Redemption Period.

(b)	Any person that has filed an Election in accordance with Section 4.9(a) above (other than an Election that is deemed to have been filed) may, at any time that is five Business Days prior to the Valuation Date, file a revocation with the Company as described below (a “Revocation”), following which time that person will be deemed to have not filed that Election for the purposes of this Section 4.9 One or more subsequent Elections may be filed in accordance with Section 4.9(a) above until all Deferred Share Units (including fractions) have been redeemed.

(c)	An Election or Revocation may be filed with the Company by delivery of a written notice addressed to the Corporate Secretary of the Company at its registered office or such other address as the Corporate Secretary shall advise the Non-Employee Directors in writing, specifying the number of Deferred Share Units and the Valuation Date covered by the Election or Revocation as outlined above. If a Blackout Period is in effect on the Non- Employee Director’s Termination Date and that Blackout Period is still in effect on the Valuation Date, then the Valuation Date will be delayed until the Business Day after the expiry of that Blackout Period.

(d)	Subject to any election by the Committee to settle DSUs held by a Non-Employee Director in the form of Common Shares, the settlement of DSUs held by a Non-Employee Director under this Section 4.9 shall be paid in the form of cash, net of all applicable withholdings as referenced in Section 8.3. The cash amount payable by the Company in respect of an Election, shall be the number of Deferred Share Units (including fractions computed to four decimal places) that are to be redeemed under the Election multiplied by the Market Price on the Valuation Date, less any required withholding.

(e)	The Committee may, in its sole discretion, elect to settle DSUs held by a Non-Employee Director in the form of newly issued Common Shares and, if settled in such form, the Non-Employee Director will be issued one newly issued Common Share for each DSU that is to be settled. The issue of Common Shares to the Non-Employee Director is conditional upon entering into arrangements by such Non-Employee Director satisfactory to the Company for the satisfaction of all applicable withholdings as referenced in Section 8.3. The exercise of the Committee’s discretion to settle DSUs in the form of Common Shares may be delegated to the Chair of the Committee and shall be made on or shortly before the Valuation Date of a Non-Employee Director’s DSUs and shall not be exercised during a time when a Blackout Period is in effect. If the Committee has elected to settle DSUs held by one or more Non-Employee Directors in the form of Common Shares, the Committee will not rescind such election during a time when a Blackout Period is in effect.

(f)	The Company shall pay to the Non-Employee Director or the Non-Employee Director’s legal representative the cash amount determined under Section 4.9(d) or shall issue to the Non-Employee Director or the Non-Employee Director’s legal representative the number of Common Shares determined under Section 4.9(e), as applicable, within 31 days of the Valuation Date, provided however, that for purposes of clarity (and with the intent of complying with Regulation 6801(d) under the Income Tax Act (Canada)), the Company shall pay all cash amounts or issue all Common Shares due under this Section 4.9 by no later than December 31 of the calendar year following the calendar year of their Termination Date (or, if December 31 is not a Business Day, the immediately preceding Business Day).

(g)	Any cash payment hereunder shall be made in any form agreed by the Company and the Non-Employee Director provided, however, that if no agreement shall be reached within a reasonable time, the Company may pay such amount by cheque to the Non-Employee Director.

(h)	Notwithstanding Section 4.7 hereof, the Non-Employee Director shall not be entitled to any further dividend equivalents on the number of DSUs that are subject to an Election filed pursuant to section 4.9(a) from and after the Valuation Date specified in such Election.

Article 5
GENERAL AND CERTAIN ADJUSTMENTS

5.1	Appropriate adjustments in the Deferred Share Units (including fractions) held for a Non-Employee Director, shall be made by the Board to give effect to adjustments in the number of Common Shares and the classification of Common Shares resulting from subdivisions, consolidations or reclassifications of the Common Shares, the payment of stock dividends by the Company (other than dividends in the ordinary course paid on a regular dividend payment date including any stock dividends which may be paid in lieu of regular cash dividends) or other relevant changes in the capital of the Company. In the event that the Company is reorganized, merged, consolidated or amalgamated with another corporation, the Board shall make such provisions as it sees fit for the continuance of Deferred Share Units outstanding under the Plan and to prevent their dilution or enlargement.

Article 6
AMENDMENT OR DISCONTINUANCE OF PLAN

6.1

(a)	The Board may amend or discontinue the Plan at any time; provided, however, that no such amendment may, without the consent of a Non-Employee Director, alter or impair any Deferred Share Units held, unless such alteration is not prejudicial to such Non-Employee Director.

(b)	Without limiting the foregoing, without the approval of shareholders of the Company, the Board may make amendments to the Plan or any DSU awards, as follows:

(i)	any change or waiver of any conditions with respect to the acquisition and holding of Deferred Share Units or Common Shares as contemplated as part of the compensation paid under the Plan to Non-Employee Directors;

(ii)	any amendment required to bring the Plan into compliance with the American Jobs Creation Act Of 2004 of the United States of America;

(iii)	any change in the vesting provisions of any DSU award, or under the Plan;

(iv)	any amendments required for favourable treatment under applicable tax laws; and

(v)	any non-material amendment to the Plan, such as housekeeping changes, Plan clarifications, or other minor changes to the Plan.

(c)	Only with the approval of the Company’s shareholders, obtained in the manner required by any stock exchange on which the Common Shares are listed, but subject to Section 6.1(b), the Board may make any material amendments to the Plan or any DSUs granted which material amendments shall include:

(i)	any increase in the number of Common Shares reserved for issuance under the Plan;

(ii)	any change to the eligible participants which would have the potential of broadening or increasing the participation by Insiders, including, any change to the Insider participant limits specified in Section 3.4;

(iii)	an expansion of the type of awards available under the Plan in a material manner;

(iv)	any amendment to permit the transfer or assignment of an DSU in circumstances other than by will or by the applicable laws of succession and devolution; or

(v)	any amendment to this amending provision of the Plan.

Notwithstanding the foregoing, the prior approval, if any, of any stock exchange on which the Common Shares are listed, to any amendment to the Plan shall be required in accordance with the rules of such applicable stock exchange. All amendments to the Plan shall be in compliance with all regulatory requirements applicable thereto.

Article 7
ADMINISTRATION

7.1	To the extent permitted by law, the Committee may, from time to time, delegate the day-to-day administration of the Plan to a Plan Administrator (as hereinafter defined) on such terms and conditions as such Committee considers appropriate. “Plan Administrator” shall mean a person or company (which may be management of the Company, a trust company or other qualified third party or individual) appointed by the Committee to act as administrator of the Plan for the benefit of persons thereunder. The Plan Administrator shall have such administrative responsibilities as the Committee shall specify, including the maintenance of accounts, and reporting to persons thereunder. The Committee and the Plan Administrator shall exercise any powers delegated to them hereunder or as contemplated herein in the manner and on the terms authorized and any decision made or action taken by the Committee or the Plan Administrator, as the case may be, arising out of or in connection with the administration or interpretation of the Plan in this context shall be final and conclusive, subject only to the overriding discretion of the Board with respect to the Plan and the administration thereof.

7.2	Whenever the Board or a Committee is to exercise discretion in the administration of the terms and conditions of the Plan or any determinations or approvals contemplated in the Plan, the term “discretion” shall mean the sole and absolute discretion of the Board or the Committee, as the case may be.

7.3	All actions and determinations (including all omissions with respect to the foregoing) which are taken or made in good faith by the Board or, by the Committee or the Plan Administrator, shall not subject any members of the Board or the Committee, or the Plan Administrator to any liability whatsoever to any person hereunder or their beneficiaries and legal representatives.

7.4	All costs and expenses of the administration of this Plan including those of the Purchasing Agent shall be borne by the Company.

Article 8
MISCELLANEOUS PROVISIONS

8.1	Any holder of Deferred Share Units shall not have any rights as a holder of the Common Shares as such.

8.2	Nothing in the Plan shall confer upon any holder of Deferred Share Units any right to remain a Director of the Company or a director of any Subsidiary or affect in any way the right of the Company or any such Subsidiary to remove him or her as a Director; nor shall anything in the Plan be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Company or any such Subsidiary, to extend the appointment of a person as a Director or a director of a Subsidiary.

8.3	Notwithstanding anything to the contrary in the Plan or any DSU, (a) the Company shall withhold from any benefits payable under the Plan all federal and provincial taxes and other deductions as required by applicable legislation and is not required to gross-up the amount of benefits payable under the Plan in order to account for any taxes or other obligations and (b) the Non-Employee Director will be responsible for all income tax and other obligations arising from the terms and conditions of the Plan. The Company may require that a Non-Employee Director pay to the Company the minimum amount it is obliged to remit to the relevant taxing authority with any such additional payment being due no later than the date on which such amount is required to be remitted to the relevant tax authority. Alternatively, and subject to any requirements or limitations under applicable law, the Company may (a) withhold such amount from any remuneration or other amount payable by the Company to the Non-Employee Director, (b) require the sale of a number of Common Shares issued upon settlement of DSUs to the Non-Employee Director and the remittance to the Company of net proceeds from such sale sufficient to satisfy such amount or (c) enter into any other suitable arrangements for the receipt of such amount.

8.4	Except for a transfer by will or by the applicable laws of succession and devolution, the rights of a Director under the Plan and any DSUs held by the Director are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of a Director.

8.5	References herein to any gender include all genders and to the plural includes the singular and vice versa.

8.6	Time shall be of the essence hereof.

Article 9
EFFECTIVE DATE

9.1	The Plan as amended and restated as of May 7, 2020.

Annex A

Terms Applicable to U.S. Taxpayers

Notwithstanding anything to the contrary in the Plan, the provisions of this Annex A shall apply to Directors who are U.S. Taxpayers (as defined herein) with respect to any Deferred Share Units that were not vested before January 1, 2005.

1.	“Code” means the U.S. Internal Revenue Code as may be in effect from time to time.

2.	“Section 409A” means Section 409A of the Code and the authority and guidance issued thereunder.

3.	“Specified Employee” means a U.S. Taxpayer who meets the definition of “specified employee” as defined in Section 409A of the Code and the regulations and authority issued thereunder.

4.	“U.S. Redemption Period” shall mean, notwithstanding Section 4.9(a) of the Plan, the period beginning on the U.S. Taxpayer’s U.S. Termination Date and ending on December 15th of the calendar year during which the U.S. Termination Date occurs.

5.	“U.S. Taxpayer” means a Director who is a U.S. citizen, U.S. permanent resident or U.S. tax resident for the purposes of the Code whose award of Deferred Share Units under this Plan would be subject to U.S. taxation under the Code. Such Director shall be considered a U.S. Taxpayer solely with respect to such award.

6.	“U.S. Termination Date” shall mean the date of the U.S. Taxpayer’s death or “separation from service” within the meaning of Section 409A.

7.	“U.S. Valuation Date” means the Valuation Date as defined in Section 4.9(a), provided however that the U.S. Valuation Date selected by the U.S. Taxpayer cannot be earlier than the date of the Election or later than the last day of the U.S. Redemption Period.

8.	Election to Receive Deferred Share Units. A U.S. Taxpayer who wishes to have all or any part of his Annual Cash Retainer and Meeting Fees, if any, under the Plan for a given calendar year paid as Deferred Share Units shall irrevocably elect payment in the form of Deferred Share Units pursuant to an Annual Notice prior to the commencement of the calendar year during which the Annual Cash Retainer and Meeting Fees, if any under the Plan are to be earned. Such election shall be made in accordance with the Plan. Any election made under this Paragraph 8 shall be irrevocable during the calendar year to which it applies, notwithstanding the provisions of Section 4.5 of the Plan to the contrary, and shall apply to Annual Cash Retainers and Meeting Fees, if any, under the Plan earned in future calendar years unless and until the U.S. Taxpayer makes a later election in accordance with the terms of this Paragraph 8. With respect to the calendar year in which an individual becomes a U.S. Taxpayer, so long as such individual has never previously been eligible to participate in an equity compensation plan sponsored by the Company, such individual may make the election described in this Paragraph 8 within the first 30 days of becoming eligible to participate in the Plan, but solely with respect to the portion of the Annual Cash Retainer and Meeting Fees, if any, not earned before the date such election is made.

9.	Distributions to U.S. Taxpayers. Subject to Paragraphs 10 and 11 below and notwithstanding the provisions of Section 4.9 of the Plan to the contrary, all payments in respect of a U.S. Taxpayer’s Deferred Share Units shall be paid within 31 days after the U.S. Valuation Date in accordance with the U.S. Taxpayer’s or the U.S. Taxpayer’s legal representative’s timely Election during the U.S. Redemption Period, following the procedures in Section 4.9 of the Plan. If the U.S. Taxpayer’s U.S. Termination Date occurs on or after the last day of the U.S. Redemption Period, or if the U.S. Taxpayer fails to make a timely Election before the last day of the U.S. Redemption Period, then the Deferred Share Units shall have a U.S. Valuation Date which is the last day of the U.S. Redemption Period and shall be paid within 31 days without further action on the part of the Non- Employee Director or the Non-Employee Director’s legal representative.

10.	Distributions to Specified Employees. Solely to the extent required by Section 409A, payments in respect of Deferred Share Units on account of the U.S. Termination Date of a U.S. Taxpayer who is determined to be a Specified Employee shall not be paid before the date which is 6 months after the Specified Employee’s U.S. Termination Date (or, if earlier, the date of death of the Specified Employee). No interest or other compensation shall be payable during such delay.

11.	Restrictions on Deferred Share Units of Certain Taxpayers. This Paragraph 11 shall only apply in respect of Deferred Share Units of a U.S. Taxpayer if, at the time a payment in respect of the Deferred Share Units is required to be made under the Plan (other than this Paragraph 11 of Annex A), the U.S. Taxpayer would also be liable to tax in respect of such payment, if made as otherwise provided, under the Income Tax Act (Canada) and the regulations made thereunder (including Regulation Section 6801(d))(in this Paragraph 11 referred to as the “Canadian Tax Rules”).

(a)	If settlement of Deferred Share Units of a U.S. Taxpayer would be required to be made at any time, but for this Paragraph 11 of Annex A, and such settlement would, if made, comply with the Canadian Tax Rules but would otherwise violate the requirements of Section 409A, then, notwithstanding any other provision of the Plan and this Annex A,

(i)	unless the Committee determines that settlement of the Deferred Share Units can be made in some other manner and at such other time in compliance with the Canadian Tax Rules and Section 409A, the U.S. Taxpayer shall immediately forfeit the Deferred Share Units (for the avoidance of doubt, without compensation therefor in any manner whatsoever), and

(ii)	where the Deferred Share Units are not forfeited as provided in paragraph (i) of this Paragraph 11(a), DSUs shall thereafter be settled in the manner and at such time as the Committee determines is in compliance with the Canadian Tax Rules and Section 409A.

(b)	If settlement of Deferred Share Units of a U.S. Taxpayer would be required to be made at any time, but for this Paragraph 11 of Annex A, and such settlement would, if made, comply with Section 409A but would otherwise violate the Canadian Tax Rules, then, notwithstanding any other provision of the Plan and this Annex A,

(i)	unless the Committee determines that settlement of the Deferred Share Units can be made in some other manner and at such other time in compliance with Section 409A and the Canadian Tax Rules,

(A)	such settlement shall be made to a trustee to be held in trust for the benefit of the U.S. Taxpayer in a manner that causes the settlement to be included in the U.S. Taxpayer’s income under the Code and does not violate the Canadian Tax Rules, and

(B)	amounts shall thereafter be paid out of the trust for the benefit of the U.S. Taxpayer at such time and in such manner as complies with the requirements of the Canadian Tax Rules, and

(ii)	where an amount is not paid to a trustee as provided in paragraph (i) of this Paragraph 11(b), amounts shall thereafter be paid in the manner and at such time as the Committee determines is in compliance with Section 409A and the Canadian Tax Rules.